UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2011.

or

☐	Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.

For the transition period from                  to                 .

Commission file number 1-02658

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stewart Salary Deferral Plan

1980 Post Oak Blvd

Houston, TX 77056-3899

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stewart Information Services Corporation

(a Delaware Corporation)

74-1677330

1980 Post Oak Blvd

Houston, Texas 77056-3899

Telephone Number—Area Code (713) 625 -8100

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Stewart Salary Deferral Plan:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits—December 31, 2011 and 2010

Statement of Changes in Net Assets Available for Benefits—Year Ended December 31, 2011

Notes to Financial Statements—December 31, 2011 and 2010

Supplemental Schedule—

Supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2011

Signature

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

STEWART SALARY DEFERRAL PLAN

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Stewart Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart Salary Deferral Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the 2011 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

/s/ MFR, P.C.

Houston, Texas

June 26, 2012

STEWART SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
ASSETS:
Investments, at fair value	$195,776,643	$203,729,667
Noninterest—bearing cash	508,177	3,682
Receivables:
Notes receivable from plan participants	6,415,902	6,422,261
Plan participants’ contributions	—	465,602
Securities sales receivable	382,953	104,386
Other plan receivables	21,034	127,983

Total receivables	6,819,889	7,120,232

Total assets	203,104,709	210,853,581

LIABILITIES:
Securities purchases payable	893,414	668,181
Administrative expense payable	18,750	18,750
Excess contribution refunds	85,011	—

Total liabilities	997,175	686,931

Total net assets available for benefits	$202,107,534	$210,166,650

See accompanying notes to financial statements.

Continued

STEWART SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

ADDITIONS TO NET ASSETS:
Contributions:
Plan participants	$13,663,500
Rollovers	1,151,977

Total contributions	14,815,477

Net investment income (loss):
Dividends, capital gains and interest	4,589,738
Net depreciation of investments	(5,104,896)
Other investment income	267,195

Total net investment loss	(247,963)
Less investment expenses	(267,195)

Total net investment loss	(515,158)

Interest on notes receivable from plan participants	329,745
Other plan income	75,004

Total additions to net assets	14,705,068

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	22,529,603
Administrative expenses	149,570
Excess contribution refunds	85,011

Total deductions from net assets	22,764,184

Net decrease in net assets available for benefits	(8,059,116)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	210,166,650

End of year	$202,107,534

See accompanying notes to financial statements.

Continued

STEWART SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	DESCRIPTION OF THE PLAN

The Stewart Salary Deferral Plan (the “Plan”) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (“STG”). STG is a wholly owned subsidiary of Stewart Information Services Corporation (“SISCO”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by STG (the “Plan Administrator”) and Wells Fargo Bank of Texas, N.A., the Plan’s trustee and record keeper (“Wells Fargo”). An administrative committee of executives (the “Administrative Committee”) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of Wells Fargo.

The summary of significant provisions of the Plan presented below provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a) Employee Participation

The Plan is made available to eligible employees of STG and its affiliates (collectively the “Company”). All employees who have completed ninety days (90) of service and work a minimum number of hours, as defined by the Plan, are eligible to participate in the Plan. As of October 1, 2011, the Plan was amended to eliminate the 90-days of service requirement for eligibility and employees may join the Plan, if all other requirements are met, immediately upon hire.

(b) Contributions

Plan participants may defer up to fifty percent (50%) of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (the “IRC”). A participant may make deferrals on a pretax basis (401(k) contributions) or after-tax basis (Roth 401(k) contributions), or a combination of both, which will be accounted for in separate accounts. Highly compensated participants may be required to reduce the amount of contributions made in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the IRC. Participants may designate the extent to which such reductions are made from pretax or after-tax accounts, subject to certain limitations. As of December 31, 2011 and 2010, excess contribution refunds were due to Plan participants in the amount of $85,011 and $0, respectively.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.

The Company’s matching contribution is equal to fifty cents for each one dollar of considered compensation contributed (other than catch-up contributions) up to a maximum of six percent (6%) of each participant’s considered compensation (pretax and after-tax), subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan. On November 21, 2008, STG’s Board of Directors voted to temporarily suspend the Company’s matching contributions effective January 1, 2009 and such contributions have remained suspended through 2011.

Continued

STEWART SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan allows for a Company discretionary contribution as determined annually by STG’s Board of Directors. The discretionary contribution, if any, shall be calculated quarterly or annually, as elected and allocated equally to all eligible participants, in accordance with the Plan’s provisions. The Company may utilize available forfeitures to offset discretionary contributions to the Plan. The Company made no discretionary contributions to the Plan for the year ended December 31, 2011.

Employees are permitted to rollover pretax or after-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, subject to the provisions in the Plan document. In 2011, the Plan was amended to allow rollovers from Roth 401(k) Plans or IRAs.

(c) Participant Accounts

Each participant’s account is credited with the elected deferral amount, the Company’s employer matching contribution, a Company discretionary contribution, if any, and an allocation of Plan earnings. Net investment income (loss) is allocated to each participant’s accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.

(d) Investment Options

Employees may elect to have their contributions allocated among various investment options offered by the Plan. As of December 31, 2011 and 2010, the Plan offers fifteen mutual funds (including six target date funds), one common collective trust fund, and the SISCO Stock Fund as investment options. Certain limitations apply under the Plan.

The SISCO Stock Fund is invested primarily in SISCO common stock. The remaining portion of the fund is invested in the Wells Fargo Short Term Investment Fund G, a common collective trust fund, which is not available as an investment option. Wells Fargo is entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.

The Plan utilizes the Wells Fargo Advantage Cash Investment Money Market Service Fund (the Expense Reserve Fund), a mutual fund, for the investment of funds deposited for the payment of administrative expenses for the Plan. This fund is nonparticipant-directed, which is not available as an investment option by Plan participants.

(e) Vesting and Payment of Benefits

Participants in the Plan prior to January 1, 1989, are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death, disability or other termination of employment.

Participants in the Plan on or after January 1, 1989 are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death or disability. Upon other termination of employment, participants are eligible to receive payment of the total account balance if they have completed three (3) years of service. Participants who have completed less than three (3) years of service are eligible to receive payment of all employee contributions, but forfeit Company matching and discretionary contributions and related earnings on such contributions.

Participants who have attained age 59  1/2 may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company in the form of an in-service distribution.

Continued

STEWART SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Effective as of January, 1, 2011, the Plan was amended to provide for a hardship withdrawal of all or any portion of a participant’s vested accounts, subject to the provisions of the Plan,

Distributions may be paid in a lump sum or in installments, subject to the provisions of the Plan, including taxation. Participants with account balances greater than $5,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. If the participants’ vested account balance is $5,000 or less, payment must be made in a lump-sum distribution. Direct rollovers from the Plan to an IRA or other qualified plan are permitted for pretax and after-tax accounts, subject to certain limitations.

There were no amounts allocated to withdrawing participants for amounts that have been processed and approved for payment prior to December 31, 2011 and 2010, but not yet paid as of that date.

(f) Forfeited Accounts

As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $23,360 and $287,059, respectively. These accounts may be used to pay administrative expenses such as audit and legal fees, as well as consulting fees in excess of amounts deposited, as determined allowable under the provisions of the Plan, or may be used to offset future Company matching or discretionary contributions. During 2011, $287,020 was reallocated to participants in the same manner as employer contributions and $58,128 was used to pay administrative expenses of the Plan.

(g) Notes Receivable from Plan Participants

A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lessor of $50,000 or fifty percent (50%) of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee. Such earnings are shown as interest on notes receivable from plan participants.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting. Benefits paid to participants are recorded when paid. Loan administration fees and mutual fund redemption fees are paid from Plan assets and allocated to the effected participant accounts. Certain investment consulting fees are paid from amounts deposited to pay administrative expenses and thus are not allocated to participants.

All administrative expenses, including audit and legal fees, as well as consulting fees in excess of amounts deposited are paid either by the Company or from available forfeitures, as determined allowable under the provisions of the Plan.

Continued

STEWART SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(b) Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis and dividend and capital gain income is recorded on the ex-dividend date. Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are combined and presented as net appreciation (depreciation) of investments. Certain other investment income is recorded and shown offset by related investment expenses.

(c) Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the fair value of the underlying securities.

Continued

STEWART SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	XXX,XX	XXX,XX	XXX,XX	XXX,XX
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds—
Large equity funds	$46,401,713	$—	$—	$46,401,713
Small equity funds	24,238,281	—	—	24,238,281
International equity fund	12,592,424	—	—	12,592,424

Total equity funds	83,232,418	—	—	83,232,418

Balanced funds	43,107,775	—	—	43,107,775
Large growth funds	9,118,533	—	—	9,118,533
Money market funds	27,449,771	—	—	27,449,771
Fixed income fund	7,361,960	—	—	7,361,960

Total mutual funds	170,270,457	—	—	170,270,457

Common stock	3,494,081	—	—	3,494,081
Common collective trust funds:
Fixed income fund	—	21,847,907	—	21,847,907
Money market fund	—	164,198	—	164,198

Total common collective trust funds	—	22,012,105	—	22,012,105

Total assets at fair value	$173,764,538	$22,012,105	$—	$195,776,643

Continued

STEWART SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	XXX,XX	XXX,XX	XXX,XX	XXX,XX
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds—
Large equity funds	$60,384,291	$—	$—	$60,384,291
Small equity funds	24,461,787	—	—	24,461,787
International equity fund	15,168,354	—	—	15,168,354

Total equity funds	100,014,432	—	—	100,014,432

Balanced funds	41,847,853	—	—	41,847,853
Money market funds	28,880,216	—	—	28,880,216
Fixed income fund	7,523,363	—	—	7,523,363

Total mutual funds	178,265,864	—	—	178,265,864

Common stock	3,395,170	—	—	3,395,170
Common collective trust funds:
Fixed income fund	—	21,897,444	—	21,897,444
Money market fund	—	171,189	—	171,189

Total common collective trust funds	—	22,068,633	—	22,068,633

Total assets at fair value	$181,661,034	$22,068,633	$—	$203,729,667

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(f) New accounting pronouncements

In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfer into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The Plan’s disclosures reflect the adoption of this guidance.

Continued

STEWART SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and 2010

In May 2011, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It also clarifies the existing fair value disclosures regarding measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. Furthermore, the guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

(3) INVESTMENTS

The following table presents all Plan investments (participant-directed and non-participant directed) which exceed 5% of the Plan’s net assets at December 31, 2011 and 2010:

	2011		2010
Wells Fargo Advantage Index Fund	$28,471,874		$29,655,168
Wells Fargo Advantage Cash Investment Money Market Fund I	27,449,771		28,880,216
Wells Fargo Bond Index Fund N	21,847,907		21,897,444
Dodge & Cox Stock Fund	17,929,839		20,103,602
Wells Fargo Dow Jones Target 2020 Fund I	17,115,539		16,226,989
Fidelity Advisor Spartan International Index Fund – Class I	12,592,424		15,168,354
Wells Fargo Dow Jones Target 2030 Fund I	10,494,027		10,478,875	*
Dreyfus Small Cap Stock Index Fund	10,146,754		10,577,446
Janus Forty Fund – Class S	0	*	10,625,521

*	presented for comparative purposes only

The following table presents the net appreciation (depreciation) of all Plan investments (participant-directed and non-participant directed) for the year ended December 31, 2011 by investment type:

Mutual funds	$(6,465,828)
Common stock	70,373
Common collective trust funds	1,290,563

Total net depreciation of investments	$(5,104,892)

Continued

STEWART SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(4) NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan invests funds deposited for the payment of administrative expenses in the Expense Reserve Fund, which is non-participant directed. The following table presents information about the net assets relating to the nonparticipant-directed Plan investment at December 31, 2011 and 2010:

	2011	2010
Net Assets:
Investment in mutual funds	$—	$—
Receivable for other plan income	18,750	18,750

Total assets	18,750	18,750

Administrative expense payable	18,750	18,750

Total net assets	$—	$—

The following table presents information about the significant changes in net assets relating to the nonparticipant-directed Plan investment for the year ended December 31, 2011:

Changes in Net Assets:
Other plan income	$75,004
Administrative expenses	(75,004)

Total changes in net assets	$—

(5) PLAN TERMINATION

The Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Administrator has temporarily suspended matching contributions to the Plan effective January 1, 2009, however, has expressed no intent to terminate the Plan. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.

(6) RELATED-PARTY TRANSACTIONS

Wells Fargo is the trustee of the Plan. Certain Plan investments are shares of mutual funds and common collective trust funds managed by Wells Fargo. During 2011, the Plan paid administrative expenses to Wells Fargo for loan administration fees of $23,700. In addition, receipts from Wells Fargo totaled $75,004 for 2011, including amounts receivable as of December 31, 2011 and 2010, of $18,750 respectively for both years. These transactions qualify as party-in-interest transactions.

Continued

STEWART SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Dabney Investment Consulting Associates, Inc. (Dabney) is an investment advisor for the Plan. Administrative expenses paid by the Plan to Dabney for investment consulting fees totaled $75,004 for 2011, including amounts payable as of December 31, 2011 and 2010 of $18,750. Therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments held are shares of SISCO common stock, and thus, these transactions qualify as party-in-interest transactions.

These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(7) TAX STATUS

The Plan received its latest favorable determination letter dated August 12, 2008, in which the Internal Revenue Service (the IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(8) SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 26, 2012, which is the date the financial statements were issued.

STEWART SALARY DEFERRAL PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

Plan Sponsor Number: 74-0924290	Plan Number: 002

Party-in- interest	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value Participant Directed Investments:	Cost	Current value
*	Wells Fargo Bank of Texas, N.A.	Bond Index Fund N	**	$ 21,847,907
*	Wells Fargo Bank of Texas, N.A.	Advantage Cash Investment Money Market Fund – Class I	**	27,449,771
*	Wells Fargo Bank of Texas, N.A.	Advantage Index Fund – Admin Class	**	28,471,874
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target Today Fund I	**	1,685,124
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2010 Fund I	**	7,488,847
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2020 Fund I	**	17,115,639
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2030 Fund I	**	10,494,027
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2040 Fund I	**	5,387,184
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2050 Fund I	**	936,954
	Invesco AIM Investment Services, Inc.	Small Cap Growth Fund – Class I	**	6,013,618
	Dodge & Cox Funds	Stock Fund	**	17,929,839
	Dreyfus Family of Funds	Small Cap Stock Index Fund	**	10,146,754
	Goldman Sachs Funds	Small Cap Value Fund	**	8,077,909
	Goldman Sachs Funds	Short Duration Government Fund – Class I	**	7,361,960
	T Rowe Price	New America Growth	**	9,118,533
	Fidelity Investments	Advisor Spartan International Fund – Class I	**	12,592,424
*	Stewart Information Services Corporation	Common Stock	**	3,494,081
*	Wells Fargo Bank of Texas, N.A.	Short Term Investment Fund G	**	164,198
	Notes receivables from plan participants	Interest rates from 4.25% to 9.75%	**	6,415,902

		Total (Held at End of Year)		$ 202,192,545

*	A party-in-interest as defined by ERISA.
**	Cost information is not required as these assets are participant-directed.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2012

By:	/s/ Susan McLauchlan
Susan McLauchlan, Chief Human Resources Officer and Chairman—Administrative Committee of the Stewart Salary Deferral Plan